ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

May 2, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:	John Reynolds
Pamela Howell

Re:	HD Partners Acquisition Corporation
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-130531
Amendment Filed April 21, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (the “Registration Statement”).  Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Jay Williamson and Babette Cooper.

This letter is being filed in response to the Staff’s comments to Amendment No. 4 to the Registration Statement filed April 21, 2006.  The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Bruce Lederman, Executive Vice President, Secretary and Director of the Company, dated May 1, 2006.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Risk Factors, page 12

1.               We reissue prior comment four of our letter dated February 22, 2006. Please revise risk factor five to specifically state the number of companies that have filed registration statements but are still in the registration process.

Pursuant to the Staff’s comment, we have revised risk factor 5 as requested.  We have included the number of companies that have filed registration statements but which are still in the registration process.  We supplementally inform the Staff that, due to uncertainty as to dollar amounts potentially raised in such deals, we have not included this figure so as not to be misleading.  This is because not all deals in registration will be consummated, as evidenced by the fact that no amendments have been submitted with respect to many of these filings for several months, and deals which will be consummated may be upsized or downsized prior to effectiveness.

2.              Please revise risk factor 13 to specifically name the members of management affiliated with each entity.

Pursuant to the Staff’s comment, we have revised risk factor 13 as requested.

3.              We respond to each question in Comment 3 separately below:

We note the statement that if any of these companies determine to sell assets, spin-off a business division or otherwise divest business interests then you may pursue such opportunities. Please explain whether the company, the officers or directors are aware of any proposals or plans to sell assets, spin-off business division or otherwise divest any business interests from these affiliated entities.

We have disclosed that none of the Company’s officers, directors or existing stockholders are aware of any proposals or plans to sell assets, spin-off business divisions or otherwise divest any business interests from these affiliated entities.

Please explain when you will consider entering into a business combination. Will you consider affiliated entities immediately after the initial public offering is completed, or will this only be after you have searched non-affiliated businesses?

We have disclosed that, although the Company will not specifically focus on or target any affiliated entities, should the opportunity present itself (currently none has) it may do so immediately after the close of the offering without first seeking out non-affiliated entities.

Discuss the consideration that has been given to this affiliated company as a possible business combination. Have there been any preliminary discussions or indications of interest with an affiliated entity?

There are currently no entities, affiliated or non-affiliated, under consideration.  We have disclosed that there have been no discussions of any sort, nor indications of interest with or by any affiliated entity.

Discuss in substantially greater detail later in the prospectus, the conflicts of interest that may result from this possible acquisition. We may have further comment.

Pursuant to the Staff’s comment, we have revised the section ”Management – Conflicts of Interest” as requested.

4.              Risk factor 20 is currently too detailed for the risk factors section. Each risk factor should be limited to a maximum of two short paragraphs. Please revise to briefly discuss the risk and relocate detailed disclosure to later in the prospectus.

A portion of risk factor 20 was intended to be a stand-alone risk factor relating to the founders’ warrants.  The heading was inadvertently not bolded so that it was not apparent to the reader that this was a separate risk factor.  It has been corrected in the amendment.

MD&A, page 34

5.              Please specifically name the officers and directors that have agreed to provide the funding pursuant to the line of credit. Also, file a validly executed line of credit.

Pursuant to the Staff’s comment, we have made the requested change throughout the prospectus.  An executed line of credit agreement is attached as Exhibit 10.18.

Proposed Business, page 36

6.                                   Please include your supplemental response to prior comment eight of our             letter dated February 22, 2006 in this section.

Pursuant to the Staff’s comment, we have made the requested change.

Principal Stockholders, Page 55

7.              We note reference to Rule 462(b) of Regulation C. Prior to going effective,         supplementally confirm that you have no intention of increasing the offering  size.

We supplementally inform the Staff that the Company currently has no intention of further increasing the offering size.

Warrants, page 61

8.              We note that the company is selling warrants to its insiders in a private placement at a price of $1.00 per warrant contemporaneously to the effectiveness of the Form S-1. Please discuss how the company determined that the value of the warrant was $1.00 and discuss any potential conflicts inherent in this sale.

We have disclosed that the price of the warrants has been arbitrarily established by the Company and the representative of the underwriters after giving consideration to numerous factors, including but not limited to, the pricing of units in this offering, the pricing associated with warrants in other blank-check financings in both the public after-market and any pre-offering private placement, and the warrant purchase obligations of managers in similar type transactions.  No particular weighting was given to any one aspect of those factors considered. The Company has not performed any method of valuation of the warrants.  As part of the negotiations between the representative of the underwriters and the Company’s management, the Company’s management agreed to purchase the warrants directly from the Company and not in open market transactions.  By making a direct investment in the Company, the amount held in trust pending a business combination has been increased and the participating managers have committed to a specific amount of warrant purchases.  Management has also agreed that their interest in the warrants will have no right to share in the trust proceeds in the event of any liquidation.  The purchase of the Company’s securities in a private placement also has the benefit of reducing any concerns about open-market purchases by members of management present in other blank check offerings.

In addition, we have added disclosure regarding any potential conflicts relating to the private placement of warrants.

Note 2 - Proposed Public Offering, page F-8

9.              Your estimate of volatility “is based on the 25 smallest media/communications companies in the Russell 2000 Index.”  Please clarify whether the volatility of 28.6% was calculated using the average volatility of the similar public entities, as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. If this is the case, please explain your basis for the use of a calculated index in your fair value measurement, rather than basing expectations about future volatility on the average volatilities of the representative companies.

The Company’s estimated volatility was calculated based on an index of the 25 publicly-traded companies in the sample.  After further reviewing paragraph A22 of FAS 123(R), the Company revised its calculation and is now using the average volatilities of the companies in the sample, rather than the volatilities of an index created by the sample.  The Company has revised its disclosures in the Registration Statement accordingly.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser

Stuart Neuhauser

cc:	Bruce Lederman
Eddy Hartenstein
Robert L. Meyers
Steven J. Cox
Lawrence N. Chapman
Henry Goldberg
Martin Gottlieb
Douglas Ellenoff
Michael Midura
Patricia Baldowski
David Eisler
Tina Prountzos